Dejour Reports Favorable MEGATEM II Survey Results of its Uranium Holdings in Saskatchewan’s Athabasca Basin

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 25,748,058
Last Close: 8/16/2005 - $0.50
August 16, 2005 – News Release

Robert L. Hodgkinson, Chairman & CEO, reports that Fugro Airborne Surveys has completed flying approximately 5,500 line kilometers of MEGATEM II surveys over the Company’s extensive mineral land holdings in the Athabasca Basin in Northern Saskatchewan.  MEGATEM II is a deep penetrating, state of the art airborne system capable of evaluating sub-surface depths beyond the capability of earlier airborne surveys. During this calendar year the Company has completed approximately 7,500 line kilometers of airborne surveys all of which was conducted by Fugro.

Dejour is positively encouraged by the preliminary field data results of the surveys that were conducted over 6 project areas. The preliminary data shows the surveys were successful in better defining known conductors on the Company’s 100% owned properties and in tracing the conductors to greater depths than was possible with previous lower powered surveys.  This new data will assist Dejour in defining targets for its drill program.  Final interpretation of this data is expected to be completed by early October. Results of advanced processing of the GEOTEM 1000 data acquired earlier this year are expected in September.  Dejour plans additional processing of the current MEGATEM II data and expects results in October.

The Company also reports that boulder sampling to define geochemical anomalies has been completed over most of its Virgin Trend property.  Currently the crew is relocating south to complete sampling of the southern part of the project where an open ended extensive boron anomaly was defined by a previous operator on Dejour’s claims.  Boron is often associated with uranium mineralization in the Athabasca Basin.  Boulder sampling will also be completed on the Company’s Fleming project, an area with no record of prior geochemical sampling.

J. Allan McNutt, P. Geo., M.A. Sc. is the qualified person on the project.

About the Athabasca Basin

The Athabasca Basin in Northern Saskatchewan, Canada is the largest mineral production camp in North America.  This area hosts the world’s largest and highest grade uranium deposits accounting for 1/3 of the global uranium supply, a figure which is expected to increase significantly by the end of the decade.  Exploration and uranium production in the Basin has support from all levels of governments, institutions, and organizations.

Dejour has the 5th largest mineral holdings in the Basin:

Total claims - 56

Total permits - 4

Total hectares - 352,386

Total acres - 870,761

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE.V). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com